UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                           CORN PRODUCTS INTERNATIONAL

                                (Name of Issuer)

                                  COMMON STOCK

                         (Title of Class of Securities)

                                    219023108

                                 (CUSIP Number)

                                DECEMBER 31, 1998

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [X] Rule 13d-1(b) [ ] Rule 13d-1(c) [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 219023108

1        Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

               FEDERATED INVESTORS, INC.
               TAX I.D. #   25-1111467

2        Check the appropriate box if a member of a group

                                                                 (a) [ ]

                                                                 (b) [ ]

3        SEC use only

4        Citizenship or Place of Organization

                                  PENNSYLVANIA

Number of        5    Sole voting power            2,639,500
shares
beneficially     6    Shared voting power
owned
by each          7    Sole dispositive power       2,639,500
Reporting
Person with      8    Shared dispositive power

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                   2,639,500

10       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*



11       Percent of Class Represented by Amount in Row (9)

                                                   7.4%

12       Type of Reporting Person

                                       HC

                                     3 of 15

CUSIP No. 219023108

1        Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

                         VOTING SHARES IRREVOCABLE TRUST

2        Check the appropriate box if a member of a group

                                                                 (a) [ ]

                                                                 (b) [ ]

3        SEC use only

4        Citizenship or Place of Organization

                                  PENNSYLVANIA

Number of        5    Sole voting power            2,639,500
shares
beneficially     6    Shared voting power
owned
by each          7    Sole dispositive power       2,639,500
Reporting
Person with      8    Shared dispositive power

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                   2,639,500

10       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*



11       Percent of Class Represented by Amount in Row (9)

                                                   7.4%

12       Type of Reporting Person

                                       OO

CUSIP No. 219023108

1        Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

                                 JOHN F. DONAHUE

2        Check the appropriate box if a member of a group

                                                                 (a) [ ]

                                                                 (b) [ ]

3        SEC use only

4        Citizenship or Place of Organization

                                  UNITED STATES

Number of        5    Sole voting power
shares

beneficially     6    Shared voting power          2,639,500
owned

by each          7    Sole dispositive power

Reporting

Person with      8    Shared dispositive power     2,639,500

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                   2,639,500

10       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*



11       Percent of Class Represented by Amount in Row (9)

                                                   7.4%

12       Type of Reporting Person

                                       IN

CUSIP No. 219023108

1        Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

                               RHODORA J. DONAHUE

2        Check the appropriate box if a member of a group

                                                                 (a) [ ]

                                                                 (b) [ ]

3        SEC use only

4        Citizenship or Place of Organization

                                  UNITED STATES

Number of        5    Sole voting power
shares

beneficially     6    Shared voting power          2,639,500
owned

by each          7    Sole dispositive power

Reporting

Person with      8    Shared dispositive power     2,639,500

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                   2,639,500

10       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*



11       Percent of Class Represented by Amount in Row (9)

                                                   7.4%

12       Type of Reporting Person

                                       IN

CUSIP No. 219023108

1        Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

                             J. CHRISTOPHER DONAHUE

2        Check the appropriate box if a member of a group

                                                                 (a) [ ]

                                                                 (b) [ ]

3        SEC use only

4        Citizenship or Place of Organization

                                  UNITED STATES

Number of        5    Sole voting power
shares

beneficially     6    Shared voting power          2,639,500
owned

by each          7    Sole dispositive power

Reporting

Person with      8    Shared dispositive power     2,639,500

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                   2,639,500

10       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*



11       Percent of Class Represented by Amount in Row (9)

                                                   7.4%

12       Type of Reporting Person

                                       IN

CUSIP No. 219023108

1        Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

               FEDERATED AMERICAN LEADERS FUND, INC.
               TAX I.D. #   25-6109007

2        Check the appropriate box if a member of a group

                                                                 (a) [ ]

                                                                 (b) [ ]

3        SEC use only

4        Citizenship or Place of Organization

                                    MARYLAND

Number of        5    Sole voting power            2,192,400
shares
beneficially     6    Shared voting power
owned
by each          7    Sole dispositive power       2,192,400
Reporting
Person with      8    Shared dispositive power

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                   2,192,400

10       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*



11       Percent of Class Represented by Amount in Row (9)

                                                   6.1%

12       Type of Reporting Person

                                       IV

CUSIP No. 219023108

1        Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

               FEDERATED ADVISERS
               TAX I.D. #   51-0316183

2        Check the appropriate box if a member of a group

                                                                 (a) [ ]

                                                                 (b) [ ]

3        SEC use only

4        Citizenship or Place of Organization

                                    DELAWARE

Number of        5    Sole voting power            2,192,400
shares
beneficially     6    Shared voting power
owned
by each          7    Sole dispositive power       2,192,400
Reporting
Person with      8    Shared dispositive power

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                   2,192,400

10       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*



11       Percent of Class Represented by Amount in Row (9)

                                                   6.1%

12       Type of Reporting Person

                                       IA

ITEM 1 (A).  NAME OF ISSUER:

        Corn Products International

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL BUSINESS OFFICE:

        P.O. Box 345
        6500 Archer Road
        Summit, Illinois  60501

ITEM 2(A).  NAMES OF PERSONS FILING:

        SEE ROW 1 OF COVER PAGES

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

        Federated Investors Tower
        Pittsburgh, PA  15222-3779

ITEM 2(C).  CITIZENSHIP:

        SEE ROWS 1 AND 4 OF COVER PAGES

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

        Common Stock

ITEM 2(E).  CUSIP NUMBER:

        219023108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSONS FILING ARE:

(d)     [X]   Investment Company registered under Section 8 of the Investment
              Company Act of 1940 (15 U.S.C. 80a-8)
(e)     [X]   An Investment Adviser in accordance with Section
              240.13d-1(b)(1)(ii)(E)
(g)     [X]   Parent Holding Company in accordance with Section
              240.13d-1(b)(ii)(G)
        (Note:  See Item 7)

ITEM 4.  OWNERSHIP:

        A.  Federated Investors, Inc. (See Footnote 1, next page)
               Item 4(a) Amount Beneficially Owned:.................. 2,639,500
               Item 4(b) Percent of Class:............................     7.4%
               Item 4(c) Number of shares as to which such person has:
                      (i) sole power to vote or direct the vote:.....  2,639,500
                      (ii) shared power to vote or direct the vote:..      ...0
                      (iii) sole power of dispose or to direct the
                             disposition of:..........................2,639,500
                      (iv) shared power to dispose or to direct the
                             disposition of:............................      0

ITEM 4.  OWNERSHIP: (CONTINUED):

        B.  Voting Shares Irrevocable Trust1

               Item 4(a) Amount Beneficially Owned:....................2,639,500
               Item 4(b) Percent of Class:.............................    7.4%
               Item 4(c) Number of shares as to which such person has:
                      (i) sole power to vote or direct the vote:.......2,639,500
                      (ii) shared power to vote or direct the vote:....       0
                      (iii) sole power of dispose or to direct the
                             disposition of:...........................2,639,500
                      (iv) shared power to dispose or to direct the
                             disposition of:............................      0

        C.  John F. Donahue1

               Item 4(a) Amount Beneficially Owned:....................2,639,500
               Item 4(b) Percent of Class:..............................   7.4%
               Item 4(c) Number of shares as to which such person has:
                      (i) sole power to vote or direct the vote:........      0
                      (ii) shared power to vote or direct the vote:.  2,639,500
                      (iii) sole power of dispose or to direct the
                             disposition of:............................      0
                      (iv) shared power to dispose or to direct the

                             disposition of:..........................2,639,500

        D.  Rhodora J. Donahue1

               Item 4(a) Amount Beneficially Owned:....................2,639,500
               Item 4(b) Percent of Class:..............................   7.4%
               Item 4(c) Number of shares as to which such person has:
                      (i) sole power to vote or direct the vote:........     0
                      (ii) shared power to vote or direct the vote:....2,639,500
                      (iii) sole power of dispose or to direct the
                             disposition of:............................      0
                      (iv) shared power to dispose or to direct the

                             disposition of:...........................2,639,500

        E.  J. Christopher  Donahue1

               Item 4(a) Amount Beneficially Owned:....................2,639,500
               Item 4(b) Percent of Class:..............................   7.4%
ITEM 4.  OWNERSHIP: (CONTINUED):

               Item 4(c) Number of shares as to which such person has:
(i)     sole power to vote or direct the vote:..........................      0

                      (ii) shared power to vote or direct the vote:....2,639,500
                      (iii) sole power of dispose or to direct the
                             disposition of:............................      0
                      (iv) shared power to dispose or to direct the

                             disposition of:...........................2,639,500

        F.  Federated American Leaders Fund, Inc.

               Item 4(a) Amount Beneficially Owned:................   2,192,400
               Item 4(b) Percent of Class:............................     6.1%
               Item 4(c) Number of shares as to which such person has:
                      (i) sole power to vote or direct the vote:....   2,192,400
                      (ii) shared power to vote or direct the vote:.....      0
                      (iii) sole power of dispose or to direct the
                             disposition of:...........................2,192,400
                      (iv) shared power to dispose or to direct the
                             disposition of:............................      0

        G.  Federated Advisers

               Item 4(a) Amount Beneficially Owned:....................2,192,400
               Item 4(b) Percent of Class:..............................   6.1%
               Item 4(c) Number of shares as to which such person has:
                      (i) sole power to vote or direct the vote:....   2,192,400
                      (ii) shared power to vote or direct the vote:.....      0
                      (iii) sole power of dispose or to direct the
                             disposition of:...........................2,192,400
                      (iv) shared power to dispose or to direct the
                             disposition of:............................      0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities. Check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT OF BEHALF OF ANOTHER PERSON:

        Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

        SEE EXHIBIT "1" ATTACHED

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

        Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

        Not Applicable.

ITEM 10.  CERTIFICATION:

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 12, 1999

By:     /s/ J. Christopher Donahue

Name/Title: J. Christopher Donahue, as President of Federated Investors, Inc., Federated Advisers, and as Executive Vice President of Federated American Leaders Fund, Inc.

By:     /s/ John F. Donahue

Name/Title: John F. Donahue, individually and as Trustee of Voting Shares Irrevocable Trust, by J. Christopher Donahue, as attorney-in-fact

By:     /s/ Rhodora J. Donahue

Name/Title: Rhodora J. Donahue, individually and as Trustee of Voting Shares Irrevocable Trust, by J. Christopher Donahue, as attorney-in-fact

By:     /s/ J. Christopher Donahue

Name/Title:  J. Christopher Donahue, individually and as Trustee of Voting

Shares Irrevocable Trust

                                   EXHIBIT "1"

                            ITEM 3 CLASSIFICATION OF

                                REPORTING PERSONS

              Identity and Classification of Each Reporting Person

        IDENTITY                            CLASSIFICATION UNDER ITEM 3

Federated American Leaders Fund, Inc.       (d) Investment Company registered
                                             under section 8 of the Investment
                                             Company Act of 1940

Federated Management                        (e) Investment Adviser registered
                                             under section 203 of the
                                             Investment Advisers Act of 1940

Federated Advisers                          (e) Investment Adviser registered
                                            under section 203 of the Investment
                                            Advisers Act of 1940

Federated Investment Counseling             (e) Investment Adviser registered
                                            under section 203 of the Investment
                                            Advisers Act of 1940

Federated Investors, Inc.                   (g) Parent Holding Company, in
                                            accordance with Section
                                            240.13d-1(b)(ii)(G)

FII Holdings, Inc.                          (g) Parent Holding Company, in
                                            accordance with Section
                                            240.13d-1(b)(ii)(G)

Voting Shares Irrevocable Trust             (g) Parent Holding Company, in
                                            accordance with Section
                                            240.13d-1(b)(ii)(G)

John F. Donahue                             (g) Parent Holding Company, in
                                            accordance with Section
                                            240.13d-1(b)(ii)(G)

Rhodora J. Donahue                          (g) Parent Holding Company, in
                                            accordance with Section
                                            240.13d-1(b)(ii)(G)

J. Christopher Donahue                      (g) Parent Holding Company, in
                                            accordance with Section
                                            240.13d-1(b)(ii)(G)

Federated Investors, Inc. (the "Parent") is filing this Schedule 13G because it is the parent holding company of Federated Management, Federated Investment Counseling and Federated Advisers (the "Investment Advisers"), which act as investment advisers to registered investment companies, including Federated American Leaders Fund, Inc., that own shares of common stock in Corn Products International (the "Reported Securities"). The Investment Advisers are wholly owned subsidiaries of FII Holdings, Inc., which is wholly owned subsidiary of Federated Investors, Inc., the Parent. All of the Parent's outstanding voting stock is held in the Voting Shares Irrevocable Trust (the "Trust") for which John F. Donahue, Rhodora J. Donahue and J. Christopher Donahue act as trustees (collectively, the "Trustees"). The Trustees have joined in filing this Schedule 13G because of the collective voting control that they exercise over the Parent. In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Parent, the Trust, and each of the Trustees declare that this statement should not be construed as an admission that they are the beneficial owners of the Reported Securities, and the Parent, the Trust, and each of the Trustees expressly disclaim beneficial ownership of the Reported Securities.

                                   EXHIBIT "2"

                          AGREEMENT FOR JOINT FILING OF

                                  SCHEDULE 13G

        The following parties hereby agree to file jointly the statement on
Schedule 13G to which this Agreement is attached and any amendments thereto which may be deemed necessary pursuant to Regulation 13D-G under the Securities Exchange Act of 1934:

        1. Federated Investors, Inc., as parent holding company of the investment advisers to registered investment companies that beneficially own the securities. 2. Voting Shares Irrevocable Trust, as holder of all the voting shares of Federated Investors, Inc.

        3.     John F. Donahue, individually and as Trustee
        4.     Rhodora J. Donahue, individually and as Trustee

5.             J. Christopher Donahue, individually and as Trustee
6.             Federated American Leaders Fund, Inc., a Maryland corporation
7.             Federated Advisers, a Delaware business trust

        It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other parties unless such party knows or has reason to believe that such information is incomplete or inaccurate.

        It is understood and agreed that the joint filing of Schedule 13G shall not be construed as an admission that the reporting persons named herein constitute a group for purposes of Regulation 13D-G of the Securities Exchange Act of 1934, nor is a joint venture for purposes of the Investment Company Act of 1940.

Date:   February 12, 1999

By:     /s/ J. Christopher Donahue

Name/Title: J. Christopher Donahue, as President of Federated Investors, Inc., Federated Advisers, and as Executive Vice President of Federated American Leaders Fund, Inc.

By:     /s/ John F. Donahue

Name/Title: John F. Donahue, individually and as Trustee of Voting Shares Irrevocable Trust, by J. Christopher Donahue, as attorney-in-fact

By:     /s/ Rhodora J. Donahue

Name/Title: Rhodora J. Donahue, individually and as Trustee of Voting Shares Irrevocable Trust, by J. Christopher Donahue, as attorney-in-fact

By:     /s/ J. Christopher Donahue

Name/Title:  J. Christopher Donahue, individually and as Trustee of Voting

Shares Irrevocable Trust

--------

1 The number of shares indicated represent shares beneficially owned by registered investment companies advised by subsidiaries of Federated Investors, Inc. that have been delegated the power to direct investments and power to vote the securities by the registered investment companies' board of trustees or directors. All of the voting securities of Federated Investors, Inc. are held in the Voting Shares Irrevocable Trust ("Trust"), the trustees of which are John F. Donahue, Rhodora J. Donahue, and J. Christopher Donahue ("Trustees"). In accordance with Rule 13d-4 under the 1934 Act, the Trust, Trustees, and parent holding company declare that the filing of this statement should not be construed as an admission that any of the investment advisers, parent holding company, Trust, and Trustees are beneficial owners (for the purposes of Sections 13(d) and/or 13(g) of the Act) of any securities covered by this statement, and such advisers, parent holding company, Trust, and Trustees expressly disclaim that they are the beneficial owners such securities.